FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2012

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:                      SYNGENTA AG
Disclosure:	“Syngenta and Novozymes to partner for phosphate use efficiency”

Herewith we furnish a press release related to Syngenta AG. The full text of the press release is the following:

# # #

Syngenta International AG Media Office CH-4002 Basel Switzerland Tel:+41 61 323 23 23 Fax:+41 61 323 24 24 www.syngenta.com	Media contact: Médard Schoenmaeckers Switzerland+41 61 323 2323	Analyst/Investor contact: Jennifer Gough Switzerland +41 61 323 5059 USA+1 202 737 6521

Basel, Switzerland, April 25, 2012

Syngenta and Novozymes to partner for phosphate use efficiency

•	Exclusive expansion into new markets for JumpStart
•	Integrated offer with Seed Care
•	Sustainable solution for growers

Syngenta and Novozymes today announced a global agreement under which Syngenta will work with Novozymes to commercialize the Novozymes technology JumpStart, a seed-applied biological which increases phosphate solubility in the soil. The two companies will jointly develop the market for JumpStart in combination with Syngenta’s Seed Care portfolio on crops including cereals and corn.  The agreement extends the geographic potential of JumpStart, currently sold mainly in North America, to the rest of the world.

Phosphorus is an essential macronutrient for the healthy growth of young plants.  JumpStart is based on a unique fungus Penicillium bilaii, which increases phosphate uptake into the plant through the root system.  The market potential for seed-applied technologies to increase phosphate efficiency is estimated at over $100 million.

John Atkin, COO Syngenta, said: “We are pleased to enter into this agreement with Novozymes which marks a further addition to our growing range of bioactives.  Our Seed Care portfolio already offers best-in-class control of insects and disease together with crop enhancement benefits.  With the addition of JumpStart, growers will now gain the added advantage of improved phosphate efficiency.”

Thomas Videbæk, Executive Vice President Novozymes, commented: “Partnering with Syngenta supports our strategic goal to provide the world with natural and biological solutions to help farmers worldwide increase yields to feed the world’s growing population.”

Syngenta is one of the world's leading companies with more than 26,000 employees in over 90 countries dedicated to our purpose: Bringing plant potential to life. Through world-class science, global reach and commitment to our customers we help to increase crop productivity, protect the environment and improve health and quality of life. For more information about us please go to www.syngenta.com

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefor.

Syngenta – April 25, 2012 / Page 1 of 1

SYNGENTA AG

Date:	April 25, 2012	By:	/s/ Sandra Bürli-Borner
			Name:	Sandra Bürli-Borner
			Title:	Legal Counsel

		By:	/s/ Brigitte Benz
			Name:	Brigitte Benz
Head Shareholder Services